

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Barry Labinger
President and Chief Executive Officer
Checkmate Pharmaceuticals, Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

Checkmate Pharmaceuticals, Inc.

> **Re: Checkmate Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 7, 2021**
> **File No. 333-259353**

Dear Mr. Labinger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin Marsh, Esq.